UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 001-11141

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HEALTH MANAGEMENT ASSOCIATES, INC.

RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HEALTH MANAGEMENT ASSOCIATES, INC.

5811 PELICAN BAY BOULEVARD, SUITE 500

NAPLES, FLORIDA 34108-2710

Health Management Associates, Inc. Retirement Savings Plan

Audited Financial Statements

and Supplemental Schedules

Years Ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

The Plan Sponsor of the

Health Management Associates, Inc.

Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Health Management Associates, Inc. Retirement Savings Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of delinquent participant contributions for the year ended December 31, 2007 and assets (held at end of year) as of December 31, 2007 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Certified Public Accountants
Miami, Florida
June 17, 2008

Health Management Associates, Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
Assets
Investments, at fair value:
Pooled separate accounts	$214,725,386	$180,464,469
Unallocated insurance contracts	151,317,023	97,511,622
Health Management Associates, Inc. Class A common stock	35,671,417	86,872,841
Participant loans	17,324,727	14,468,066

Total investments	419,038,553	379,316,998

Contributions receivable:
Participants	31,180	1,325,313
Employer	568,996	1,379,727

Total contributions receivable	600,176	2,705,040

Total assets	419,638,729	382,022,038

Liabilities
Excess contributions payable	232,564	177,644
Accrued expenses	29,267	—

Total liabilities	261,831	177,644

Net assets available for benefits	$419,376,898	$381,844,394

See accompanying notes.

Health Management Associates, Inc. Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2007	2006
Additions
Investment results:
Net realized and unrealized appreciation (depreciation) in the fair value of investments:
Pooled separate accounts	$10,063,476	$21,918,952
Health Management Associates, Inc. Class A common stock	(67,694,000)	(3,504,434)
Interest and dividends:
Health Management Associates, Inc. Class A common stock	42,390,645	972,210
All other	6,470,470	3,969,719

Net investment results	(8,769,409)	23,356,447

Contributions:
Participants	68,233,061	59,363,198
Employer	14,645,332	13,085,839
Rollovers	2,928,214	3,068,327

Total contributions	85,806,607	75,517,364

Transfer from another qualified plan	10,400,753	—

Total additions	87,437,951	98,873,811

Deductions
Benefit payments	15,382,648	11,602,424
Rollovers	33,826,750	23,617,480
Administrative expenses	696,049	621,947

Total deductions	49,905,447	35,841,851

Net increases in net assets available for benefits	37,532,504	63,031,960
Net assets available for benefits at beginning of year	381,844,394	318,812,434

Net assets available for benefits at end of year	$419,376,898	$381,844,394

See accompanying notes.

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2007

1. Description of the Plan

The following description of the Health Management Associates, Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that became effective October 1, 1990 and covers eligible employees, as defined in the Plan agreement. Eligible employees may elect to participate in the Plan as of the date set forth in the Plan agreement; however, completion of a year of service is generally required before a participant is eligible for matching contributions from Health Management Associates, Inc. (the “Company”). The Company is the Plan’s sponsor. Prudential Bank & Trust, F.S.B. is the Plan’s trustee (the “Trustee”) and Prudential Retirement Insurance and Annuity Company is the Plan’s recordkeeper.

The Plan is intended to qualify as a defined contribution plan under Section 401(a) of the Internal Revenue Code of 1986, as amended, (the “Code”) and includes a cash or deferred arrangement under Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

On December 17, 2007, the Plan received $10,400,753 from the PAL, CPMG Retirement Plan (the “CPMG Plan”), which represents the account balances of current and former employees of Central Penn Management Group (“CPMG”). The CPMG Plan is a multiple-employer defined contribution plan wherein CPMG, an affiliate of the Company, was a participating employer until December 17, 2007. CPMG Plan participants who were employed by CPMG on December 17, 2007 are fully vested in (i) their transferred account balances and (ii) subsequent participant and Company contributions, including investment earnings thereon. CPMG employees hired after December 1, 2007 are subject to the Plan’s standard vesting schedule.

Contributions

Subject to certain Code limitations, participants may elect to defer from 1% to 75% of their eligible compensation received during each Plan year (the maximum deferral percentage was increased from 25% to 50% on July 1, 2006 and it was further increased to 75% on December 17, 2007). Unless a participant elects otherwise, such participant will be treated as having elected to contribute 4% of his or her eligible compensation to the Plan. Additionally, subject to certain Code limitations, participants who attain the age of fifty during a Plan year or who are fifty at the beginning of a Plan year are eligible to make voluntary catch-up contributions.

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

The Company and certain participating subsidiaries may make discretionary matching contributions. For the years ended December 31, 2007 and 2006, substantially all such matching contributions were in an amount equal to 33 1/3 % of a Plan participant’s deferred compensation, but not exceeding 2% of the Plan participant’s eligible compensation. Certain Company subsidiaries may also make discretionary profit-sharing contributions on behalf of their eligible employees. Such profit-sharing contributions totaled $1,484,008 and $1,164,405 during the years ended December 31, 2007 and 2006, respectively. At their discretion, the Company and its participating subsidiaries may make qualified matching or qualified nonelective contributions (or designate matching or profit-sharing contributions as qualified matching or qualified nonelective contributions, respectively); however, the Company designates the amount of any qualified matching or nonelective contributions.

Substantially all Company contributions are required to be initially invested in the Company’s Class A common stock. Thereafter, such investments are entirely participant-directed. The Company’s Class A common stock is also available as an investment option for Plan participants.

Participants may also contribute amounts representing distributions from other qualified pension plans in the form of rollover contributions.

Participant Accounts and Forfeitures

Each participant’s account is credited with the participant’s contributions and allocations of Company contributions and Plan earnings or losses. Allocations are based on participant earnings or account balances, as defined by the Plan agreement. Specifically, each participant’s account is (i) credited with the participant’s and the Company’s contributions, investment income and an allocation of the net appreciation/depreciation in the fair value of investments and (ii) charged with the participant’s withdrawals and distributions, as well as a pro rata share of the Plan’s administrative expenses that are not paid by the Company. Investment income and appreciation/depreciation in the fair value of investments are allocated by individual fund based on the proportion that each participant’s account balance bears to the aggregate balance of all participants. Each participant’s proportionate share of investment earnings (losses) is then credited to, or charged against, his or her individual fund account.

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. If a participant separates from service before becoming fully vested, the portion of the account attributable to Company contributions is generally not forfeited until the participant incurs a five year break in service. Accordingly, participants who are rehired by the Company or a participating subsidiary within five years of their termination date will have their nonvested Company contributions, if any, restored. Participants that received distributions of their vested balances upon severance from the Company or a participating subsidiary must comply with the provisions of the Plan agreement in order to reinstate their nonvested Company contributions.

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Forfeited balances of nonvested accounts are used to reduce future Company contributions or pay administrative expenses of the Plan; however, forfeitures cannot be used to increase benefits for Plan participants. The Plan used forfeitures aggregating approximately $1,488,000 and $918,000 during the years ended December 31, 2007 and 2006, respectively. Accumulated forfeitures available to offset future Company contributions or pay administrative expenses aggregated approximately $233,000 and $444,000 at December 31, 2007 and 2006, respectively.

Participant Loans

Participants may borrow from their vested account balance a minimum of $1,000 and a maximum aggregate amount not to exceed the lesser of (i) 50% of their vested account balance or (ii) $50,000. The loan repayment period cannot exceed five years unless the loan is for the purchase of a primary residence, in which case the loan repayment period may not exceed ten years. Loans are secured by the participant’s vested account balance and bear interest at a rate commensurate with local prevailing rates, as determined by the Plan administrator at the time the loan is approved. In general, principal and interest are paid ratably through payroll withholdings.

Withdrawals and Payments of Benefits

Upon retirement, disability, death or termination of employment, the vested amount of a participant’s account is distributable to the participant or a designated beneficiary in Company Class A common stock and/or cash. Participants are only entitled to withdrawals from their accounts prior to separation from service if they attain age 59 1/2 or qualify for a hardship withdrawal.

Vesting

Participants are immediately vested in their voluntary contributions, qualified matching contributions and qualified nonelective contributions, plus earnings thereon. A participant becomes fully vested in Company matching contributions, if any, plus earnings thereon, upon the occurrence of one of the following events:

•	The participant dies or attains his/her Normal Retirement Date, as such term is defined in the Plan agreement, while still an employee of the Company or one of its participating subsidiaries;

•	The participant becomes Disabled, as such term is defined in the Plan agreement, while still an employee of the Company or one of its participating subsidiaries; or

•	The Company terminates the Plan in accordance with its terms.

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Absent one of the above circumstances, the Plan utilizes a graded vesting schedule whereby participants who are credited with an Hour of Service, as such term is defined in the Plan agreement, vest 20% per annum upon the completion of two years of vesting service. A participant becomes 100% vested upon the completion of six years of vesting service. A Plan year during which an employee works at least 1,000 hours is considered to be a year of vesting service.

Effective September 1, 2006 and August 1, 2007, the Plan was amended with respect to certain Plan participants. In that regard, Plan participants who were employed at certain Company subsidiaries that were divested became (i) fully vested upon the Company’s sale of the assets of the specified subsidiaries and (ii) eligible for loan repayment alternatives that are not otherwise available to terminated employees through the normal operation of the Plan. During the years ended December 31, 2007 and 2006, the aforementioned Plan amendments did not have a material impact on the Plan.

Subsequent to December 31, 2007, the Company’s Board of Directors approved a resolution to delegate authority to the Company’s Senior Vice President of Human Resources (as such title may be modified or replaced from time to time) to amend the Plan to provide for accelerated vesting and/or adjustment of the Plan’s loan provisions with respect to employees who cease to be covered by the Plan as a result of the Company’s business transactions. However, this action does not obligate the designated individual to authorize accelerated vesting or altered loan provisions upon the occurrence of such a business transaction. In connection with the closing of three of the Company’s hospitals in 2008, the Plan is expected to be amended on a basis similar to the two abovementioned amendments.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared pursuant to the accrual method of accounting.

Investment Valuation

Equity Securities

Investments in equity securities are stated at their estimated fair values based on quoted prices in an active market. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year.

Pooled Separate Accounts

The estimated fair values of the participation units owned by the Plan in pooled separate accounts are based on quoted redemption values on the last business day of the Plan year. The Plan’s investments in pooled separate accounts consist of investments in accounts established by the Trustee solely for the purpose of investing the assets of one or more plans. Funds in a separate account are not commingled with other assets of the Trustee for investment purposes.

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Participant Loans

Participant loans reflect the outstanding principal balances due from Plan participants and such amounts approximate fair value.

Unallocated Insurance Contracts

As described in the Financial Accounting Standards Board’s Staff Position AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined contribution plan are required to be reported at their fair value. However, contract value is the relevant measurement factor for the Plan’s fully benefit-responsive investment contracts because contact value is generally the amount that participants receive when they initiate permitted transactions. During the periods presented herein, the contract values of the Plan’s unallocated insurance contracts reasonably approximated their corresponding fair values. Accordingly, the Plan’s unallocated insurance contracts are recorded at their contract values, which represent contributions and reinvested interest income, less withdrawals and expenses, plus or minus net participant-directed transfer activity with the Plan’s other investment funds.

Unallocated insurance contracts consist of investments in contracts between the Trustee and the Plan that provide for a guaranteed investment return over a specified time period. Other than certain limited circumstances, which the Plan administrator considers unlikely to occur, these investments have fully benefit-responsive features. In those limited circumstances, the Trustee has the right to defer transfers or distributions. For example, in the event of a withdrawal request coinciding with a pool closing, the contract value would be paid in installments, which may result in an aggregate distribution of an amount other than the contract value. At December 31, 2007 and 2006, no unallocated insurance contract reserves were recorded or deemed necessary for the inherent credit risk of contract issuers or other related matters.

The Plan’s unallocated insurance contracts credited interest to Plan participant accounts at a weighted average annual rate of 3.85% and 3.59% during the years ended December 31, 2007 and 2006, respectively. Interest is credited to participant accounts using the single portfolio rate approach wherein a discrete contractual interest rate is applied to all contributions during the period, regardless of the timing of the receipt of the contributions during such period.

When establishing unallocated insurance contract gross and net interest crediting rates, the Trustee considers many factors, including, among other things, current economic and market conditions, the general interest rate environment and the expected and actual experience of a reference portfolio. However, the Trustee does not utilize a detailed formula to establish such crediting interest rates, which are reset semi-annually and cannot be less than 1.50%. Subsequent to December 31, 2007, the net crediting interest rate on the Plan’s unallocated insurance contracts was established at 3.85% for the six months ending June 30, 2008.

At both December 31, 2007 and 2006, the average net yield earned by the Plan’s unallocated insurance contracts was 3.85%.

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Contributions

Participant contributions are recognized when payroll withholdings are processed. Company contributions accrue to the Plan at such payroll withholding dates. These contributions are remitted to the Trustee as soon as administratively practicable for investment based on the investment options designated by the Plan’s participants.

Discretionary Company contributions accrue to the Plan when declared and are remitted prior to the date that the Company files its federal income tax return for the corresponding fiscal year.

Investment Income

Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. Gains and losses on dispositions of securities are recorded on a trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of Market and Credit Risk

The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. The Plan’s concentrations of credit and market risk are dictated by individual Plan participant investment preferences. Due to the risks associated with investments and uncertainties related to changes in the values of such investments, it is at least reasonably possible that changes in the marketplace in the near term could materially affect participant account balances and the amounts reported in the Plan’s financial statements.

Administrative Expenses

Certain of the Plan’s administrative expenses are paid directly by the Company and, accordingly, such expenses are not reflected in the Plan’s financial statements.

Benefit Payments

Benefit payments are recognized when paid.

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncement on Fair Value Measurements

During September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements, which, among other things, establishes a framework for measuring fair value and requires supplemental disclosures about such fair value measurements. The changes resulting from the application of this new accounting pronouncement primarily relate to the definition of fair value and the methods used to measure fair value. On January 1, 2008, the Plan adopted the provisions of SFAS No. 157; however, there has been no material impact on either the Plan’s net assets available for benefits or its changes in net assets available for benefits subsequent to the adoption date.

3. Investments

The estimated fair values of individual investments that represent 5% or more of the Plan’s net assets available for benefits were as follows:

	December 31,
	2007	2006
Prudential Retirement Insurance and Annuity Company:
Guaranteed Income Fund (unallocated insurance contracts)	$151,317,023	$97,511,622
Large Cap Value/LSV Asset Management Fund	40,161,155	40,485,621
International Blend/Munder Capital Fund (formerly the International Blend/The Boston Company Fund)	21,202,380	15,322,785
Health Management Associates, Inc. Class A common stock	35,671,417	86,872,841

During 2007, the Company declared and paid a special Class A common stock cash dividend of $10.00 per share, which resulted in the Plan’s receipt of $42,390,645 in March 2007. The special cash dividend caused the per share market value of the Company’s Class A common stock to decline by an amount that approximated the dividend. The special cash dividend received by the Plan was initially deposited in the Prudential Retirement Insurance and Annuity Company-Guaranteed Income Fund but was subject to participant direction thereafter. In connection with the special cash dividend and other related initiatives, the Company announced that it indefinitely suspended all future dividend payments.

4. Excess Contributions Payable

Subsequent to December 31, 2007, certain 2007 participant contributions were deemed to be excess contributions under the Code. Such contributions were refunded to Plan participants in April 2008. A liability for excess contributions of $232,564 was recorded in the Plan’s financial statements at December 31, 2007. The corresponding excess contribution liability at December 31, 2006 was $177,644.

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

5. Income Taxes

The Plan received a determination letter from the Internal Revenue Service, dated March 8, 2005, stating that the Plan is qualified, in form, under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Accordingly, no provision for income taxes has been provided in the Plan’s financial statements. The Plan is required to operate in conformity with the Code and the Plan agreement in order to maintain its tax qualified status. However, if deemed necessary, the Plan administrator will take any remedial action necessary to cause the Plan’s operations to be compliant with the Code and the Plan agreement. Plan amendments subsequent to the application for tax-exempt status have been structured to, and are intended to, maintain the Plan’s tax qualified status.

6. Party-in-Interest Transactions

Certain Plan investments are shares of pooled separate accounts and trust funds managed by the Trustee. Additionally, the Plan held investments in the Company’s Class A common stock with estimated fair values of $35,671,417 and $86,872,841 at December 31, 2007 and 2006, respectively. The Company also paid an immaterial amount of the Plan’s administrative expenses during the years ended December 31, 2007 and 2006, which are not reflected in the Plan’s financial statements. All the transactions discussed in this paragraph qualify as party-in-interest transactions.

7. Class Action Lawsuits

On or about August 20, 2007, the Company and certain of its executive officers and directors were named as defendants in an action entitled Ingram v. Health Management Associates, Inc. et al. (No. 2:07-CV-00529), which was filed in the U.S. District Court for the Middle District of Florida, Fort Myers Division (the “Florida District Court”). This action purports to be brought as a class action on behalf of all participants in or beneficiaries of the Plan during the period January 17, 2007 through August 20, 2007 and whose participant accounts included the Company’s Class A common stock. The plaintiff alleges, among other things, that the defendants (i) breached their fiduciary responsibilities to Plan participants and their beneficiaries under ERISA and neglected to adequately supervise the management/administration of the Plan, (ii) failed to communicate complete, full and accurate information regarding the Plan’s investments in the Company’s Class A common stock and (iii) had conflicts of interest.

Three similar purported ERISA class action complaints were subsequently filed in the Florida District Court during October and November 2007. The plaintiff in the first complaint (Freeman v. Health Management Associates, Inc. et al. (No. 2:07-CV-00673)) brought an action against the Company, its directors, ten unidentified members of the Plan’s Retirement Committee and ten unidentified defendants who had the responsibility for selecting the Plan’s investment funds and monitoring the performance of those funds. The plaintiffs in the second and third complaints each brought their actions against the Company, the Plan’s Retirement Committee and thirty

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

7. Class Action Lawsuits (continued)

unidentified members of the Plan’s Retirement Committee who were employees and senior executives at the Company. These latter two actions are entitled O’Connor v. Health Management Associates, Inc. et al. (No. 2:07-CV-00683) and DeCosmo v. Health Management Associates, Inc. et al. (No. 2:07-CV-00741).

On May 14, 2008, the Florida District Court granted the plaintiffs’ motion to consolidate the four abovementioned ERISA actions into the action entitled Ingram v. Health Management Associates, Inc. et al. (No. 2:07-CV-00529). However, lead plaintiffs’ counsel in the consolidated action has not yet been determined and the Florida District Court has not yet set a deadline for the filing of the consolidated complaint.

Plaintiffs in the foregoing class actions seek awards of unspecified monetary damages, attorneys’ fees and costs. However, legal counsel for certain plaintiffs sent letters to the Plan’s Retirement Committee claiming that their preliminary calculations indicate the Plan suffered losses of at least $60 million. There can be no assurances that the Plan will recover any amounts from the ERISA class actions because, among other things, the defendants are vigorously contesting all such allegations and claims.

8. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to discontinue its contributions at any time and terminate the Plan, subject to the provisions of ERISA. In the event of a Plan termination, participants will become fully vested in their Company contributions, including investment earnings thereon, and the balance in each participant’s account shall be held under the Plan and continue to accrue investment earnings until distributed in the form of benefit payments.

Supplemental Schedules

Health Management Associates, Inc. Retirement Savings Plan

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

EIN #61-0963645    Plan #001

Year Ended December 31, 2007

Participant Contributions Transferred Late to the Health Management Associates, Inc. Retirement Savings Plan	Total that Constitutes Nonexempt Prohibited Transactions
$856	$856

Health Management Associates, Inc. Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN #61-0963645    Plan #001

December 31, 2007

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost **	(e) Current Value
*	Health Management Associates, Inc.	Class A common stock, $0.01 par value (5,965,119.9 shares)		$35,671,417
*	Prudential Retirement Insurance and Annuity Company	Guaranteed Income Fund (unallocated insurance contract)		151,317,023	***
*	Prudential Retirement Insurance and Annuity Company	Balanced/Turner Investment Partners, PIM Fund		14,329,580
*	Prudential Retirement Insurance and Annuity Company	Core Bond Enhanced Index/PIM Fund		9,873,626
*	Prudential Retirement Insurance and Annuity Company	Dryden S&P 500® Index Fund		17,722,297
*	Prudential Retirement Insurance and Annuity Company	International Blend/Munder Capital Fund		21,202,380
*	Prudential Retirement Insurance and Annuity Company	Lifetime Income and Equity Fund		2,054,777
*	Prudential Retirement Insurance and Annuity Company	Lifetime Growth Fund		6,801,270
*	Prudential Retirement Insurance and Annuity Company	Lifetime Conservative Growth Fund		11,453,610
*	Prudential Retirement Insurance and Annuity Company	Lifetime Balanced Fund		14,270,635
*	Prudential Retirement Insurance and Annuity Company	Lifetime Aggressive Fund		8,433,978
*	Prudential Retirement Insurance and Annuity Company	Large Cap Growth/Turner Investment Partners Fund		19,765,355
*	Prudential Retirement Insurance and Annuity Company	Large Cap Value/LSV Asset Management Fund		40,161,155
*	Prudential Retirement Insurance and Annuity Company	Mid Cap Growth/Artisan Partners Fund		11,179,398
*	Prudential Retirement Insurance and Annuity Company	Mid Cap Value Fund (sub-advised by Wellington Management)		13,747,455
*	Prudential Retirement Insurance and Annuity Company	Small Cap Growth/TimesSquare Fund		13,901,080
*	Prudential Retirement Insurance and Annuity Company	Small Cap Value/Munder Capital Fund		9,828,790
*	Participants	Loans with interest rates ranging from 5.00% to 10.50% and various maturity dates		17,324,727

				$419,038,553

*	Investment is with a party-in-interest to the Health Management Associates, Inc. Retirement Savings Plan.
**	Pursuant to Internal Revenue Service Form 5500 disclosure requirements, cost information has been omitted for participant-directed investments and participant loans.
***	Represents contract value.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Health Management Associates, Inc., as Administrator of the Health Management Associates, Inc. Retirement Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Health Management Associates, Inc.
Retirement Savings Plan

		By:	Health Management Associates, Inc.,
as Administrator

Date:	June 19, 2008	By:	/s/ Robert E. Farnham
Robert E. Farnham
Senior Vice President and Chief Financial Officer